November 7, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc., Nampa, Idaho
Registration Statement on Form S-1
Registration Statement on Form 8-A
(Commission File No. 333-146289)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

          In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Home Federal Bancorp, Inc. in requesting that the acceleration request that was filed on November 5, 2007 be withdrawn and the above-referenced Registration Statement on Form S-1 be declared effective on Friday, November 9, 2007 at 12:00 p.m., Eastern time, or as soon thereafter as practicable.

Sincerely,

Harold T. Hanley, III
Managing Director

cc:	Jessica Livingston, Esquire, Division of Corporation Finance, Securities and Exchange Commission